UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39801

XOMA ROYALTY LLC

(Exact name of registrant as specified in its charter)

2200 Powell Street, Suite 310

Emeryville, California 94608

(510) 204-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0075 par value

8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05 per share

Depositary Shares (each representing 1/1000th interest in a share of 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05 per share)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, XOMA Royalty LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

XOMA Royalty LLC

Date: July 27, 2026	By:	/s/ Owen Hughes
	Name:	Owen Hughes
	Title:	Authorized Representative